February 1, 2007
Via FACSIMILE and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-0405
Fax: (202) 772-9368

Attn:	Jason Wynn

Re:	Endeavour International Corporation (the “Registrant”) Request for Acceleration of Effectiveness of Registration Statement on Form S-3 File No. 333-139304
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 9:00 a.m. (Eastern Standard Time) on Monday, February 5, 2007 or as soon thereafter as practicable.
     In addition, we acknowledge the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Endeavour International Corporation
By:	/s/ H. Don Teague
	Name:	H. Don Teague
	Title:	Executive Vice President and General Counsel

Cc:	T. Mark Kelly Vinson & Elkins LLP